                                                               EXHIBIT 99 T3E-7


                    SAN JACINTO HOLDINGS INC. AND SUBSIDIARY
                   CONSOLIDATED QUARTERLY FINANCIAL STATEMENTS

                     THREE MONTH PERIOD ENDED MARCH 31, 1996




                                TABLE OF CONTENTS



                                                                                                 Page
                                                                                                 ----
Letter to Stockholders and Bondholders                                                          1  -   3

Financial Statements                                                                            4  - 10


                  The accompanying unaudited interim consolidated financial statements were prepared on a consistent basis utilizing the accounting policies described in the Summary of Significant
                  Accounting Policies included in the notes to the consolidated financial statements of the Company for the years ended
                  December 31, 1995 and 1994. These policies and the Notes to
                  Consolidated Financial Statements should be read in conjunction with the accompanying statements. These interim statements have been drawn from unaudited internal data and include all adjustments which the Company believes necessary for a fair presentation of the statements. The interim operating results are not necessarily indicative of the results expected for the full year.



Management's Discussion and Analysis of Financial
Condition and Results of Operations                                                            11 - 13

May 15, 1996


TO ALL STOCKHOLDERS AND BONDHOLDERS:

         Enclosed are the consolidated financial statements of San Jacinto Holdings Inc. and its operating subsidiary, Safeguard Business Systems, Inc., for the quarter ended March 31, 1996.

                       FINANCIAL AND OPERATING HIGHLIGHTS

         Net sales in the first quarter of 1996 are $52.0 million, reflecting an increase of $1.0 million (or 2.0%) above last years sales levels. The sales increase reflects growth in sales of computer forms (7.7%), brokerage products (23.3%), and payroll processing services (22.0%). This growth is off-set by a 7.7% decline in manual form sales. The changes in sales trends from manual forms to computer forms, brokerage products and payroll processing continue to be addressed strategically and operationally throughout the Company.

         Earnings from Operations - earnings before amortization of intangibles, interest expense, and taxes - in the first quarter of 1996 are $3.6 million compared to $5.2 million in 1995, a $1.6 million (or 29.8%) decline. The decline in earnings is attributable to a reduction in gross profit margin caused by an anticipated increase in paper costs, the primary material in the Company's products, and the continued shift in product mix from manual forms to computer forms and brokerage products. During the second half of 1995 the Company experienced significant increases in paper and paper related supply cost; paper costs have stabilized during the first quarter of 1996. These price increases have been partially passed through to customers. Computer forms and brokerage product sales carry greater material, direct labor and overhead than manual forms resulting in a lower gross profit margin.

         The Company's net loss before extraordinary item for the first quarter of 1996, after amortization, interest expense and taxes, is $4.5 million compared to $2.1 million for the same period in 1995, a $2.4 million increase. The increase loss is attributable to the reduction in gross profit described above, and a $0.9 million increase in interest expense due to a rise in the Company's effective borrowing rate from 8% to 12%, as more fully described in the notes to the consolidated financial statements. These losses include amortization (non-cash) charges of $4.8 million for the first quarter of 1996 and 1995.

         The Company operations in the United Kingdom continue to grow. Net sales for the first quarter of 1996 are 4.2% above 1995 sales level. This growth is in both manual and computer form sales. During the same period, earnings increased approximately 2.7% which is attributable to the sales growth noted partially off-set by increased administrative costs.

                             FINANCIAL RESTRUCTURING

         As more fully described in the Notes to the Consolidated Financial Statements, on January 26, 1996, in the Company consummated an exchange offer of substantially all of its existing 8% Senior Subordinated Notes due December 31, 2000 and 8% Subordinated Debentures due December 31, 2000 into 12% Senior Subordinated Notes due December 31, 2002. The tendering Note and Debenture holders were also issued common stock of the Company equal to 5% of the outstanding capital stock. The exchange offer is accounted for as an extinguishment of debt and resulted in an extraordinary gain of $2.4 million.

         In conjunction with the exchange offer, the Company and Safeguard refinanced its existing bank debt. The refinancing included payment in full of a bank loan and deferred interest, the amendment of an existing bank loan, and entering into a new Revolver/Term Loan facility. The financial restructuring extends the average life to the Company's indebtedness and enhances the Company's financial resources to support operations.

                                  FOCUS IN 1996

         The North American Sales and Marketing function, as we communicated to you in our letter to Stockholders and Bondholders dated September 29, 1995, is being consolidated and relocated to Dallas, Texas. We believe this move represents a positive step in strengthening the Company's competitive position and should result in an improved sales and profitability outlook in the years ahead. Approximately 80% of the positions have been filled and the cost of the transition (which was recorded in the consolidated financial statements in September 1995) approximates the original cost estimate. As planned the benefits of this centralized will be reflected in the Company's operating results in 1997 and beyond.

         The Company continues to focus its efforts on completing the conversion of its computer system to the AS/400 platform. A major component of the conversion is the design and coding of the order processing and management software. The completion of the conversion is anticipated to occur in the third quarter of 1996, as scheduled.

         The Company is committed to continuing its long history of success in serving small business customers. Safeguard's management and employees are dedicated to achieving these objectives. We appreciate your continuing support.

                                   Sincerely,


         /s/Elvis L. Mason                       /s/Richard H. Gommel
         Elvis L. Mason                          Richard H. Gommel
         Chairman and                            President and
         Chief Executive Officer                 Chief Operating Officer
         San Jacinto Holdings Inc.               Safeguard Business Systems, Inc.
         Safeguard Business Systems, Inc.

                    SAN JACINTO HOLDINGS INC. AND SUBSIDIARY
                           CONSOLIDATED BALANCE SHEETS
                                 ($000 omitted)


                                                                         March 31,      December 31,
                                                                           1996            1995
                                                                           ----            ----
                                                                       (UNAUDITED)
                                     ASSETS
Current assets:
    Cash and cash equivalents                                           $   2,444        $   2,802
    Receivables less allowance                                             25,280           27,072
    Inventories                                                             7,754            8,809
    Other current assets                                                    1,899            2,248
                                                                        ---------        ---------
         Total current assets                                              37,377           40,931

Property, plant and equipment - net                                        18,412           17,739
Excess purchase price over net assets acquired                             44,309           44,671
Customer list                                                              30,227           34,545
Other assets                                                                5,185            4,973
                                                                        ---------        ---------
         Total assets                                                   $ 135,510        $ 142,859
                                                                        =========        =========


                LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIENCY)

Current liabilities:
    Current debt obligations                                            $   7,816        $   7,395
    Accounts payable                                                       10,510            9,741
    Accrued expenses                                                       14,859           14,612
                                                                        ---------        ---------
         Total current liabilities                                         33,185           31,748

Long-term debt                                                            109,558          100,853
Deferred interest                                                            --             14,805
Other liabilities                                                           6,683            7,183

Stockholders' equity (deficiency):
    Preferred stock:
         $5.00 Junior Preferred Stock, par value $.01 a share
         Authorized 1,000,000 shares, $5 cumulative
         No shares issued and outstanding
    Common stock, par value $.01 a share:
         Authorized 2,000,000 shares,
         Issued and outstanding 1,052,384 shares in 1996 and
           999,960 shares in 1995                                              11               10
    Additional paid-in capital                                             94,143           94,143
    Deficit                                                              (106,709)        (104,591)
    Foreign currency translation adjustment                                (1,361)          (1,292)
                                                                        ---------        ---------
         Total stockholders' equity (deficiency)                          (13,916)         (11,730)
                                                                        ---------        ---------
         Total liabilities and stockholders' equity (deficiency)        $ 135,510        $ 142,859
                                                                        =========        =========

                 See notes to consolidated financial statements

                    SAN JACINTO HOLDINGS INC. AND SUBSIDIARY
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                                 ($000 omitted)
                                   (UNAUDITED)





                                                 Three Months Ended March 31,
                                                    1996            1995
                                                    ----            ----
Net sales                                         $ 51,952        $ 50,945

Cost of sales                                       24,173          22,114
                                                  --------        --------

Gross profit                                        27,779          28,831

Selling expense                                     19,993          19,810
General & administrative expense                     4,689           4,485
Other income - cash received greater than
  carrying value of distributor receivables           (550)           (659)
Amortization expense                                 4,757           4,813
Interest expense                                     3,334           2,447
                                                  --------        --------

Loss from operations before income taxes
  and extraordinary item                            (4,444)         (2,065)

Income taxes provision                                  75              80
                                                  --------        --------

Loss before extraordinary item                      (4,519)         (2,145)

Extraordinary item:
  Gain on early extinguishment of debt               2,401            --
                                                  --------        --------

Net loss                                          $ (2,118)       $ (2,145)
                                                  ========        ========

                 See notes to consolidated financial statements

                    SAN JACINTO HOLDINGS INC. AND SUBSIDIARY
                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                  PERIOD FROM JANUARY 1, 1995 TO MARCH 31, 1996
                                 ($000 OMITTED)
                                    UNAUDITED


                                                                                                                     Foreign
                                                                                    Additional                       Currency
                               Preferred Stock             Common Stock              Paid In                       Translation
                            Shares       Amount       Shares           Amount        Capital        Deficit         Adjustment
                            ------       ------       ------           ------        -------        -------         ----------
Balance -
 January 1, 1995                -      $     -       999,960            $10         $94,143        $ (86,037)        $(1,424)

Net Loss                                                                                             (18,554)

Unrealized Gain on
  Foreign Currency
  Translation                                                                                                            132
                             ----      -------     ---------            ---         -------        ---------         -------
Balance -
 December 31, 1995              -            -       999,960             10          94,143         (104,591)         (1,292)

Issuance of Common                                    52,424              1
   Stock in conjunction
    with Exchange Offer

Net Loss                                                                                              (2,118)

Unrealized Loss on
  Foreign Currency
  Translation                                                                                                            (69)
                             ----      -------     ---------            ---         -------        ---------         -------
Balance -
 March 31, 1996                 -      $     -     1,052,384            $11         $94,143        $106,709)         $(1,361)
                             ====      =======     =========            ===         =======        =========         =======

                 See notes to consolidated financial statements

                    SAN JACINTO HOLDINGS INC. AND SUBSIDIARY
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 ($000 omitted)
                                   (UNAUDITED)


                                                                  Three Months Ended March 31,
                                                                     1996            1995
                                                                     ----            ----
Cash Flows from Operating Activities:
    Net loss                                                       $ (2,118)       $(2,145))
    Adjustments to reconcile net loss to cash
       provided by operating activities:
         Extraordinary item                                          (2,401)           --
         Amortization                                                 4,757           4,813
         Depreciation                                                 1,325           1,123
         Unrealized exchange gain (loss)                               (164)            297
    (Increase) decrease in operating assets:
         Receivables                                                  1,792           2,728
         Inventories                                                  1,056             211
         Other assets                                                   417             306
    Increase (decrease) in operating liabilities:
         Accounts payable                                               866           1,732
         Accrued expense and other liabilities                         (253)          2,846
         Deferred interest expense                                     --              (123)
                                                                   --------        --------
         Net cash provided by operating activities                    5,277          11,788

Cash Flows from Investing Activities:
    Purchase of machinery and equipment                              (1,871)           (392)
    Adjustment due to currency fluctuations
       and foreign purchase price adjustments                           177              58
                                                                   --------        --------
         Net cash used in investing activities                       (1,694)           (334)
                                                                   --------        --------

Cash Flows from Financing Activities:
    Repayment of long-term debt and
       capital lease obligations                                    (17,557)         (3,652)
    Temporary borrowings from (repayment of) revolving loans         14,047         (10,200)
    Net proceeds from (repayment of)
       foreign obligations                                              788              (3)
    Deferred financing costs                                         (1,219)           --
                                                                   --------        --------
         Net cash used in financing activities                       (3,941)        (13,855)
                                                                   --------        --------

Decrease in cash and cash equivalents                                  (358)         (2,401)

Cash and cash equivalents at beginning of period                      2,802           2,716
                                                                   --------        --------

Cash and cash equivalents at end of period                         $  2,444        $    315
                                                                   ========        ========

                    SAN JACINTO HOLDINGS INC. AND SUBSIDIARY
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                     THREE MONTH PERIOD ENDED MARCH 31, 1996
                                 ($000 omitted)
                                   (UNAUDITED)



(Continued)

Supplemental disclosure of noncash investing and financing activities:

         Capital lease obligations of $304 and $158 were incurred during the first quarter of 1996 and 1995 respectively, to acquire certain machinery and equipment.


Supplemental disclosure of cash flow information:

               Cash paid during the period for:

                                              1996       1995
                                              ----       ----
   Interest                                 $2,025      $1,101

                 See notes to consolidated financial statements

                    SAN JACINTO HOLDINGS INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                     THREE MONTH PERIOD ENDED MARCH 31, 1996
                                   (UNAUDITED)



Note A. Unaudited Interim Consolidated Financial Statements:

  Basis of presentation - The accompanying interim financial statements have been prepared by the Company without audit. These statements include all adjustments which management believes necessary for a fair presentation of the statements and have been prepared on a consistent basis using the accounting policies described in the Summary of Significant Accounting Policies in the notes to the consolidated financial statements included in the Company's 1995 audited financial statements. These policies and notes to consolidated financial statements should be read in conjunction with the accompanying interim financial statements. The interim operating results are not necessarily indicative of the operating results expected for the full year. The accompanying financial statements as of and for the year ended December 31, 1995 are derived from the Company's audited financial statements as of that date.


Note B. Financial Restructuring

  On January 26, 1996, the Company consummated an exchange offer of its existing 8% Senior Subordinated Notes due December 31, 2000 (the "Existing Notes") and 8% Subordinated Debentures due December 31, 2000 for 12% Senior Subordinated Notes due December 31, 2002 (the "New Notes"). Of the Existing Notes and the associated deferred interest, 99.99% were tendered; the tendering Existing Notes were exchanged at a rate of $1,000 in New Notes for each $1,000 in tendering Existing Notes and deferred interest. Of the Existing Debentures, 98.6% were tendered; the tendering Existing Debentures were exchanged at a rate of $850 in New Notes for each $1,000 in tendering Existing Debentures. In addition to New Notes, each tendering Existing Note and Existing Debenture holder was issued a pro rata share of Common Stock of the Company equal to 5% of the outstanding Capital Stock after giving effect to this exchange offer. The exchange offer, based upon its terms, is accounted for as an extinguishment and resulted in an extraordinary gain of $2.4 million after deducting related expenses.

  In conjunction with the Exchange Offer described above, on January 26, 1996 the Company and Safeguard also refinanced existing bank debt. The refinancing plan included payment in full of the Revolving Credit Loan and unpaid deferred interest on an existing Term Loan, and the amendment of the existing Exchange Loan Agreement. The existing Exchange Loan was converted to a $25,750,000 Term Loan bearing interest at 12% per annum payable in monthly installments over a five year period beginning March 1996. Safeguard also entered into a Loan and Security Agreement which includes a Revolving Loan and a Term Loan. The new Revolving Loan allows for borrowing against eligible accounts receivable and inventories up to a maximum of $23,500,000. This new Revolving Loan bears interest at the prime leading rate plus 1% of Eurodollar Rate plus 2.75% for a five year term, with automatic renewal for successive on year periods. This new Term Loan, under the Loan and Security Agreement, is for $6,500,000 bearing interest at 12% per annum payable in monthly installments over a five year period beginning February 1996.

                    SAN JACINTO HOLDINGS INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                     THREE MONTH PERIOD ENDED MARCH 31, 1996
                                   (UNAUDITED)

                                   (continued)


Note C. Inventories:

         Inventories consist of the following:

                                                     March 31, 1996                       December 31, 1995
                                                     --------------                       -----------------
                                                                        ($000 omitted)
         Finished goods                                     $ 3,904                         $ 4,062
         Work-in-process                                        679                             629
         Raw materials                                        3,171                           4,118
                                                              -----                           -----
                                                            $ 7,754                         $ 8,809
                                                              =====                           =====

Note D.           Long-Term Debt:

                                                     March 31, 1996                       December 31, 1995
                                                     --------------                       -----------------
                                                                        ($000 omitted)
         New Revolving Loan                                $ 13,300                        $     -
         New Term Loan                                        6,350                              -
         Revolving Credit Loan                                    -                         15,582
         Amended Exchange Loan                               25,438                          24,656
         12% Senior Subordinated Notes                       65,878                             -
         8% Senior Subordinated Notes                           297                          39,998
         8% Subordinated Debentures                               3                          21,801
         Capital Lease Obligations                            2,627                           2,913
         Foreign Obligations                                  3,481                           3,298
                                                              -----                           -----
                                                            117,374                         108,248
         Less current debt obligations                       (7,816)                         (7,395)
                                                             ------                          ------
                                                           $109,558                        $100,853
                                                            =======                         =======

                    SAN JACINTO HOLDINGS INC. AND SUBSIDIARY
                       MANAGEMENT DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
                     THREE MONTH PERIOD ENDED MARCH 31, 1996


Results of Operations

  The following table sets forth, for the periods indicated, selected financial data as a percentage of net sales.

                                                                  Three month period ended March 31,
                                                                 1996                            1995
                                                                 ----                            ----
         Net sales                                              100.0%                          100.0%

         Cost of sales                                           46.5                            43.4
                                                                 ----                            ----

         Gross profit                                            53.5                            56.6

         Selling expense                                         38.5                            38.9
         General & administrative expense                         9.0                             8.8
         Other income - Distributor receivables                  (1.0)                           (1.3)
         Amortization expense                                     9.2                             9.5
         Interest expense                                         6.4                             4.8
                                                                  ---

         Loss from operations before income taxes
           and extraordinary item                                (8.6)                           (4.1)

         Income tax provision                                     0.1                             0.1
                                                                  ---                             ---

         Loss before extraordinary item                          (8.7)                           (4.2)

         Extraordinary Item:
              Gain on early extinguishment of debt                4.6                               -
                                                                  ---                            ----

         Net Loss                                                (4.1)%                          (4.2)%
                                                                  ===                             ===

  COMPARISON OF THE THREE MONTH PERIOD ENDED MARCH 31, 1996 TO THE THREE MONTH PERIOD ENDED MARCH 31, 1995.

  Net Sales. Net sales for the first quarter of 1996 are $52.0 million compared to $50.9 million in 1995, representing an increase of 2.0%. This sales growth reflects a 7.7% growth in computer forms, a 24.4% payroll and data processing growth and a 15.6% growth in brokered products sales, partially off-set by a 7.7% decline in manual forms sales. Computer forms sales volume approximates 1995 level for the period; the first quarter 1996 sales increase is attributable to price increases. The decline in manual forms sales in 1996 is offset in part by a 3.8% average price increase.

  Gross profit. Gross profit margin is 53.5% of net sales for the first quarter of 1996 compared to 56.6% for the same period in 1995. The decline in margin is a result of the change in the Company's product mix from manual forms to computer forms and brokerage products. Computer forms and brokerage products carry greater material, direct labor and overhead costs (as a percentage of sales), resulting in a lower gross profit margin than for manual forms. Additionally, during the third quarter of 1995 paper and paper related supply costs, the primary material in the Company's products, increased significantly. These price increases have been partially passed through to customers.

                    SAN JACINTO HOLDINGS INC. AND SUBSIDIARY
                       MANAGEMENT DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
                     THREE MONTH PERIOD ENDED MARCH 31, 1996

                                   (continued)
Results of Operations - Continued

  Selling expense. Selling expenses are $20.0 million in the first quarter of 1996 compared to $19.8 million for the same period in 1995, representing 38.5% and 38.9% of net sales in each period. Commissions to independent distributors account for approximately 80% of total selling costs and, as a percent of total sales, has remained fairly constant over the last several years. The dollar increase in selling expense is attributable to increased commission costs associated with the sales growth noted above.

  General and administrative. General and administrative expenses are $4.7 million for the first quarter of 1996 compared to $4.5 million for 1995, representing 9.0% and 8.8% of net sales in each year. The increase in the first quarter of 1996 is primarily a result of inflationary increases.

  Other Income - distributor receivables. Other income (cash received greater than carrying value of Distributor receivables) is $0.6 million for the first quarter of 1996 and 1995 representing 1.0% and 1.3% of net sales in each period. In connection with the Company's purchase price allocation for the acquisition of Safeguard as a December 31, 1986, the value assigned to distributor receivables associated with loans and advances previously made by Safeguard to facilitate purchase of account protection rights by distributors was $4.8 million, net of deferred interest income of approximately $7.8 million. This value was primarily based on the evaluation by an independent valuation firm of the distributor receivables which aggregated approximately $26.0 million as of December 31, 1986. Due to the effect of collection and distributor advance policies instituted in 1988, the net distributor receivables balance was reduced to zero by early 1992. Cash collection of this distributor receivable are expected to continue in amounts approximating $2.0 million through the year 2000.

  Amortization Expense. Amortization expense was $4.7 million for the first three months of 1996 and 1995. The expense consists of the amortization of intangible assets, including; the customer list, excess purchase price over net assets acquired and deferred financing costs.

  Interest Expense. Interest expense is $3.3 million for the first quarter of 1996 and $2.4 million for the same period in 1995. The increase in interest expense is attributable to the rise in the Company's effective interest rate from 8% to 12% per annum.

  Income Tax. The Company's provision for income tax is related to its operations in the United Kingdom. No income tax liability is incurred in the United States as a result of net losses from operations.


  LIQUIDITY AND CAPITAL RESOURCES

         The Company's primary sources of liquidity are cash flow generated from operations, cash on hand and borrowing capacity under the new Revolving Loan. The Company's cash flow from operating activities is $5.3 million for the first quarter of 1996. As of March 31, 1996, the Company has $2.4 million in cash and cash equivalents, working capital of $4.2 million and a ratio of current assets to current liabilities of approximately 1.1:1. As of March 31, 1995, the Company has $4.7 million in availability under the new Revolving Loan and the equivalent of $0.5 million available through a short term line of credit maintained by the Company's subsidiary in the United Kingdom.

                    SAN JACINTO HOLDINGS INC. AND SUBSIDIARY
                       MANAGEMENT DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
                     THREE MONTH PERIOD ENDED MARCH 31, 1996

                                   (continued)

LIQUIDITY AND CAPITAL RESOURCES- CONTINUED

         The Company's ongoing liquidity requirements arise primarily from capital expenditures, working capital needs and debt service. The Company's capital expenditures for the first quarter of 1996 are $1.2 million in machinery, equipment and software purchases, in addition to $1.0 million in costs associated with the construction of a new production facility in the United Kingdom. This new facility will be financed by a construction loan, the proceeds from the sale of the existing facility and cash flow from operations. The Company anticipates total capital expenditures in 1996 of $6.0 million. A significant portion of the capital investment in machinery, equipment and software in 1996 is for the installation of an integrated computerized order entry system, and the upgrade of existing manufacturing production equipment. These expenditures, excluding the new facility in United Kingdom, will be funded substantially through additional capital lease obligations and cash flow from operations.

         As more fully described in the Notes to the Consolidated Financial Statements, on January 26, 1996, the Company consummated an exchange of substantially all of its existing 8% Senior Subordinated Notes due December 31, 2000 and 8% Subordinated Debentures due December 31, 2000, for 12% Senior Subordinated notes due December 31, 2002. Tendering note and debenture holders were also issued common stock of the Company equal to 5% of the outstanding capital stock. In conjunction with the Exchange Offer, the Company and Safeguard refinanced its existing bank debt. The refinancing included payment in full of a bank loan and deferred interest, the amendment of an existing bank loan, and entering into a new revolver/term loan facility. The exchange and refinancing provides an extension of the average life of the Company's indebtedness and increases the Company's financial resources to support operations.

         The Company believes that the combination of cash flow from operations and funds available under the Revolving Loan will be sufficient to meet its working capital, debt service and capital expenditure requirements.